UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Board Committee Changes

SHELL PLC

BOARD COMMITTEE CHANGES

March 13, 2025

Remuneration Committee Changes
Shell plc (the "Company") announces that Cyrus Taraporevala, a Non-executive Director of the Company, has been appointed as Chair of the Remuneration Committee with effect from the conclusion of Shell’s 2025 Annual General Meeting (“2025 AGM”).  Neil Carson will step down from his role as Chair and a member of the Remuneration Committee with effect from the same date.

Following the conclusion of the 2025 AGM, the membership of the Board Committees will be updated on our website: shell.com.

Julie Keefe
Deputy Company Secretary

Enquiries
Shell Media Relations
International, UK Press: +44 (0)20 7934 5550

LEI number of Shell plc:  21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 13, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary